Issuer Free Writing Prospectus dated December 8, 2025

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 8, 2025

Registration Statement No. 333-285434

Affiliated Managers Group, Inc.

$425,000,000

5.500% Senior Notes due 2036

Term Sheet

December 8, 2025

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 5.500% Senior Notes due 2036 and should be read together with the preliminary prospectus supplement dated December 8, 2025 relating to the Offering and the accompanying prospectus dated February 28, 2025, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	5.500% Senior Notes due 2036 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$425,000,000

Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / BBB+ (Stable)

Trade Date:	December 8, 2025

Expected Settlement Date:

December 11, 2025 (T+3)

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to one business day before the Expected Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	February 15, 2036

Minimum Denomination / Multiples:	$2,000 and in integral multiples of $1,000 in excess thereof

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	August 15, 2026 (long first coupon)

Change of Control Repurchase:	If the Issuer experiences a Change of Control Repurchase Event, the Issuer must offer to repurchase all the Notes at 101% of principal amount, plus accrued and unpaid interest thereon, if any, to, but not including, the date of repurchase.

Optional Redemption:

Make-Whole Call:	T + 25 bps prior to November 15, 2035

Par Call:	On or after November 15, 2035 (three months prior to the Maturity Date)

Benchmark Treasury:	4.000% UST due November 15, 2035

Benchmark Treasury Price/Yield:	98-20 / 4.170%

Spread to Benchmark Treasury:	+135 bps

Reoffer Yield:	5.520%

Coupon:	5.500%

Issue Price:	99.828% of principal amount

Day Count:	30 / 360

Net Proceeds, Before Expenses:	$421,506,500

Use of Proceeds:	The Issuer intends to use the net proceeds from the Offering to redeem in full and otherwise settle its obligations with respect to the 5.15% Convertible Trust Preferred Securities due 2037 of AMG Capital Trust II (the “Trust Preferred Securities”) in cash, with any remaining net proceeds expected to be used for general corporate purposes.

CUSIP / ISIN:	008252AS7 / US008252AS71

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC Citizens JMP Securities, LLC

Co-Managers:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Huntington Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
M&T Securities, Inc.
RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC
U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the Offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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